Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Gary W. Nelson	2. Date of Event Requiring Statement (Month/Day/Year) 12/09/02	4. Issuer Name and Tickler or Trading Symbol BMC Industries, Inc. BMM
(Last) (First) (Middle) 5791 Route 80
(Street) Tully, NY 13159	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director __ 10% Owner X Officer (give title below) __ Other (specify below) President, Buckbee-Mears Group	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,625	D
Common Stock	189	I	Shares owned by spouse.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                                                    Page 1 of 3

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	(1)	7/07/05	Common Stock	16,000	$12.4063	D
Stock Option (Right to Buy)	(2)	12/11/06	Common Stock	5,000	$28.2500	D
Stock Option (Right to Buy)	(3)	4/30/07	Common Stock	4,000	$27.7500	D
Stock Option (Right to Buy)	(4)	12/24/07	Common Stock	10,000	$ 7.0313	D
Stock Option (Right to Buy)	(5)	8/07/08	Common Stock	15,000	$ 7.0313	D
Stock Option (Right to Buy)	(6)	8/05/09	Common Stock	25,000	$10.9375	D
Stock Option (Right to Buy)	(7)	2/16/10	Common Stock	20,000	$ 5.4375	D
Stock Option (Right to Buy)	(8)	2/14/11	Common Stock	30,000	$ 5.7000	D
Stock Option (Right to Buy)	(9)	8/08/11	Common Stock	40,000	$ 4.7600	D
Stock Option (Right to Buy)	(10)	5/09/12	Common Stock	40,000	$ 1.3650	D

Explanation of Responses:

(1) This option is exercisable in full.

(2) This option is exercisable in full.

(3) This option is exercisable in full.

(4) 8,000 shares are exercisable in full, 2,000 shares vest on 12/23/02.

(5) 12,000 shares are exercisable in full, 3,000 shares vest on 8/7/03.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	**Signature of Reporting Person Page 2 of 3	Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(6) 15,000 shares are fully exercisable, the remaining 10,000 shares will vest in two equal annual installments beginning on 8/5/03.

(7) 8,000 shares are fully exercisable, the remaining 12,000 shares will vest in three equal annual installments beginning on 2/17/03.

(8) 6,000 shares are fully exercisable, the remaining 24,000 shares will vest in four equal annual installments beginning on 2/14/03.

(9) 8,000 shares are fully exercisable, the remaining 32,000 shares will vest in four equal annual installments beginning on 8/6/03.

(10) The option vests in five equal annual installments beginning on 5/9/03.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	/s/Gary W. Nelson **Signature of Reporting Person Page 3 of 3	12/10/02 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.